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                          December 15, 2021

       Thomas P. Hunt
       Chief Administrative Officer and General Counsel
       SBA Communications Corp.
       8051 Congress Avenue
       Boca Raton, Florida 33487

                                                        Re: SBA Communications
Corp
                                                            Registration
Statement on Form S-4
                                                            Filed December 9,
2021
                                                            File No. 333-261576

       Dear Mr. Hunt:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Victor
Rivera Melendez at 202-551-4182 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Kara L. MacCullogh